VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N. E.
Washington, DC  20549

February 14, 2008

Re:  ENGlobal Corporation, Inc. ("ENGlobal" or "the Company")
2006 Annual Report on Form 10-K/A for the Year Ended December 31, 2006 Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (File No. 1-14217)

Dear Mr. Decker:

     With respect to the above-captioned filings, we enclose ENGlobal's responses to the comments by the Staff of the Securities and Exchange Commission set forth in your comment letter dated January 2, 2008. As requested, our responses are keyed numerically to the comments received from the Staff.

                FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006
                ------------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

     In the responses to subsequent comments, ENGlobal will provide the proposed revisions to the 2006 Annual Report on Form 10-K/A. ENGlobal will file amendments to the report. ENGlobal will integrate additional disclosures or other revisions into future filings with the Securities and Exchange Commission in accordance with our response.

2. We note your response to prior comment 4. Given the various changes that you have made to your goodwill impairment analysis since your previous response, please provide us with your complete analysis for all reported goodwill as of December 31, 2006 in a similar manner to Exhibit A of your response dated August 27, 2007.

I.   Impairment Analysis

     When the Company tested for goodwill impairment at December 31, 2006, it determined, based on the accounting methodology that it was using at the time, that there was no impairment of goodwill in the Systems segment. In light of comments from the Staff in regard to the Company's goodwill impairment analysis as of December 31, 2006, the Company has reevaluated its prior analyses under GAAP and determined to use a Net Present Value analysis in accordance with SFAS 142, "Goodwill and Other Intangible Assets," and Concept Statement 7. Based on its new evaluation, the Company has now determined that the goodwill in the Systems segment was fully impaired at December 31, 2006. However, the Company believes that this impairment was immaterial. In accordance with SFAS 142, the Company will test for goodwill impairment analysis as of year end 2007 and will make appropriate adjustments, if any, based on that testing.

     A.   The Requirements of GAAP

     SFAS 142, paragraph 26 calls for a test of goodwill impairment annually, or more frequently if events or changes in circumstances ("triggering events") indicate that goodwill might be impaired. Triggering events are described in SFAS 142, paragraph 28 and include:

     a. A significant adverse change in legal factors or in the business climate;

     b.   An adverse action or assessment by a regulator;

     c.   Unanticipated competition;

     d.   A loss of key personnel;

     e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

     f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit; and

     g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

     The goodwill impairment test is conducted in accordance with the guidance beginning in paragraph 19 of SFAS 142, which requires a two-step process:

     (i) identifying a potential impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill; and

     (ii) if an impairment is found, measuring the amount of impairment loss.

     B.   The Company's Analysis Under GAAP

     (i) Timing of Analysis. In the process of preparing its financial statements for the year ended December 31, 2006, the Company conducted its annual test for impairment of goodwill and determined that there was no goodwill impairment. (As stated above, as a result of responding to the Staff's comments, the Company has now tested for goodwill impairment as described below and determined that goodwill in the Systems segment was fully impaired at that time in the amount of $432,436 but believes that the impairment was not material.)

     None of the triggering events described in SFAS 142, paragraph 28 were applicable to the Systems segment during 2007. As a result, the Company did not test for impairment on an interim basis in 2007. However, even if one of the triggering events were to have applied, as described above, the impairment charge would not have been material.

     (ii) Fair Value Measurement in the Impairment Analysis Process. In its original December 31, 2006 analysis, the Company tested for goodwill impairment using three methods outlined briefly below. Each of these methods has been reviewed and we now believe they are not appropriate.

          (a) an allocation of invested capital to the two reportable segments that the Company reported at December 31, 2006. Using an allocation of invested capital did not allow the Company to allocate the value of the Company between its reporting segments with sufficient certainty;

          (b) use of comparables. Use of comparables proved difficult because the only public companies providing services similar to the services provided by the Systems segment were much larger than the Systems segment. Because comparables were not available for companies of the same nature, scope and size, paragraph 25 of SFAS 142 observes this method would not be appropriate; and

          (c) use of valuations conducted by independent consultants. Use of valuations proved difficult because we could not determine that valuations were reasonable and reliable.

     As a result, the Company decided that it would be best served by using a Net Present Value analysis as described in paragraph 24 of SFAS No. 142.

     (iii) Measuring for Impairment in Other Assets (SFAS 142, paragraph 29, and Statement 144). The Company tested all assets that were recorded within the Systems segment at December 31, 2006. The Company did not find any impairment of its other assets within the Systems segment. The other assets, totaling $15.6 million, consisted of: (listed in 000's in the order of assigned values)

     $10,002 in Accounts Receivable - comprised of open billings for services and equipment valued at current market pricing.

     $3,079 in Cost in Excess of Billings - comprised of costs for services and equipment on fixed price contracts valued at current market pricing.

     $1,754 in non-compete covenants resulting from a five-year contractual agreement entered into in January 2006 with six former owners of ATI valued at the fair value less applicable amortization. Because the acquisition took place in 2006 and less than 20% of the defined time period relating to the asset had expired at December 31, 2006, performance and benefits related to the acquisition had yet to mature. The Company had no reason to question the original valuation as the performance and benefits due to the nature of the project life cycles underlying the business. Significant contracts had been awarded to the Company and expenditures had been made for materials and labor on certain projects. However, we had not billed for and collected on the work.

     $320 in Property, Plant & Equipment - includes primarily leasehold improvements, computer equipment/software and machinery and equipment valued at original costs less depreciation and amortization based on useful lives.

     $181 in a Note Receivable entered into in April 2006 related to the sale of work-in-process and inventory of a discontinued business operation valued at the original note balance less payments.

     $207 in Prepaid Expenses, Deposits and Other Assets valued at original costs less applicable amortization expense.

     The Company did not identify impairment relating to its other assets and, as such, did not recognize any impairment loss prior to goodwill being tested for impairment.

     (iv) Determining a Fair Value for Goodwill Impairment Testing.

          (a)  An Estimate of the Future Cash Flow.

               In evaluating cash flows, in accordance with guidance from the Staff's comments, the Company allocated stewardship fees to each segment based on services that directly supported the business of that segment. The underlying cash flow is based on after-tax net income, taking the revised stewardship allocation into account. The Company also added depreciation and amortization, and an allowance for working capital changes and capital expenditures. The allowance for working capital was determined by an averaging of cash requirements in year one of the project life cycle to cover materials and labor, and year two of the project life cycle when the project is completed and working capital is provided.

         Estimated Future Free Cash Flows       ENGINEERING    SYSTEMS
          ($ in Thousands)
         Net Income Before Taxes                  $ 43,440    $  1,148
         Direct Stewardship Fees                   (10,437)       (442)
                                                  --------    --------
         Net Taxable Income                       $ 33,003    $    706
         Estimated Corporate Taxes                 (13,971)       (282)
              Add Back
         Non-Cash Depreciation and Amortization      2,648         544
         Estimated Change in Working Capital          (634)       (246)
         Allowance for Capital Expenditures         (3,519)       (223)
                                                  --------    --------

         Estimated Free Cash Flow at 12/31/06     $ 17,527    $    499



          (b) Expectations About Possible Variations in the Amount or Timing of Those Cash Flows. In making its analysis for the year ended December 31, 2006 in connection with adopting the Net Present Value approach, the Company took into account the 2007 budget in estimating future cash flows. Moreover, the Company allocated the stewardship fees that directly supported the operations of the Systems segment to the Systems segment. (1)

          (c) The Time Value of Money, Represented by the Risk-Free Rate of Interest Plus Consideration of Market, Industry and Company Risk. In the capitalization-of-income method of valuing a business, a capitalization rate is used to convert a single year income amount into a fair value estimate for each segment. This method is appropriate when future income is expected to grow at a constant rate.

          The Company used Discount Rates of 18% for the Systems segment and 16% for the Engineering Segment, as explained below. A sustainable growth rate of 6.5% was used for each segment. The Fair Value of each segment is determined as follows:



----------------------

(1) The Company reviewed the present value methodology under Concept Statement No. 7. Since the Company only budgets one year in advance, it does not prepare five year earnings projections. Additionally, the projects may require working capital in one year and provide working capital in the next due to the longer term project life cycles inherent in our systems segment business. Given the limitations of proceeding with the present value methodology, the Company followed the approach of estimating cash flows, utilizing a normalized working cash flow, and performing a capitalization of those estimated cash flows. Since the Company concluded that this estimate achieves substantially the same result as a present value analysis with terminal value, the Company respectfully submits that this approach is a reasonable alternative.

      Estimated Free Cash Flows/ (Discount Rate - Sustainable Growth Rate)

         This methodology yields Fair Values of:
                  Engineering         $ 184.5 million
                  Systems             $   4.3 million


          (d) The Price for Bearing the Uncertainty Inherent in the Asset or Liability. The value of an asset is the present value of all future cash flows the asset is expected to provide. The future cash flows are discounted to present value using the required rate of return for the asset. The required rate of return depends on the riskiness of the asset. Greater risk requires a higher rate, which is included in the discount rate.

          (e) Other, Sometimes Unidentifiable, Factors Including Illiquidity and Market Imperfections. The Company was not able to identify any other factors that it believed would have an impact on this analysis.

     (v) Determining the Carrying Value for Goodwill Impairment Testing. We used a carrying value that takes into account all assets, including goodwill and other intangibles, less liabilities. Assets and Liabilities of the Corporate parent were allocated to the Company's segments based on the ratio of their net accounts receivable. This ratio is appropriate because most Corporate activities are in support of the segments' sales and receivables functions. The carrying value was determined as shown in the table in Section (vi).


     (vi) Comparing Fair Value to Carrying Value (SFAS 142, paragraph 19).

2006 Balance Sheet
$ in Thousands                             Total      Corporate   Engineering   Systems

Total Assets                             $ 106,226    $   6,563    $  83,688   $  15,975
Allocation of Corporate Assets                           (6,563)       5,277       1,286
                                         ---------    ---------    ---------   ---------
Total Assets to Segment                  $ 106,226    $    --      $  88,965   $  17,261
                                         =========    =========    =========   =========

Total Liabilities                        $  65,364    $  33,111    $  26,642   $   5,611
Allocation of Corporate Liabilities                     (33,111)      26,621       6,490
                                         ---------    ---------    ---------   ---------
Total Liabilities                        $  65,364    $    --      $  53,263   $  12,101
                                         =========    =========    =========   =========


Carrying Value                           $  40,862    $    --      $  35,702   $   5,160
Fair Value                                                         $ 184,491   $   4,336

      Excess Fair Value / (Impairment)                             $ 148,789   $    (824)



                                       6

     (vii) Measuring the Amount of the Goodwill Loss (SFAS 142, paragraph 20).
At December 31, 2006, the Systems segment had goodwill in the amount of $432,436. Because the impairment exceeded this amount, the goodwill charge would have been $432,436.

STEP 2 - Measurement of Impairment:                                  $  4,336
Systems Segment Fair Value ($ in thousands)

Less Fair Value of Net Tangible and Identifiable Intangible Assets
Segment Assets:
Accounts Receivable                                                  $ 10,002
Cost in Excess of Billings                                              3,079
Property, Plant and Equipment, Net                                        320
Note Receivable                                                           181
Other Intangibles, Non-Compete                                          1,754
Prepaid Expenses and Other                                                207
Plus Allocated Corporate Assets                                         1,286
                                                                     --------
                     Total Segment Assets                            $ 16,829

Net of Systems Liabilities:
Accounts Payable                                                     $  3,986
Other Current Liabilities                                               1,243
Long Term Debt                                                            382
Plus Allocated Corporate Liabilities                                    6,490
                                                                     ========
                  Total Segment Liabilities                          $ 12,101


Systems Segment Carrying Value                                       $  4,728
                                                                     --------

                Implied Fair Value of Goodwill                       $   (392)
                                                                     ========
Goodwill on the Books of the Systems Segment                         $    432


Total Excess of Carrying Value over Fair Value                       $   (824)


II.  Materiality Analysis

     We do not believe that a non-cash impairment of $432,436 at December 31, 2006 was material, either quantitatively or qualitatively. The impairment charge:

o did not have a material effect on the Company's financial statements including the balance sheet, statement of income or statement of cash flows;

     o The Company's assets, as reflected on the December 31, 2006 balance sheet were $106.2 million. Had the impairment charge been taken, the Company's assets at that date would have been $105.8 million, a change of .4%. The Company's liabilities would not have been affected had a charge been taken. The Company's equity, as reflected on the balance sheet was $40.9 million. Had the impairment charge been taken, the Company's equity would have been $40.5 million, a change of 9.8%.

                                       7

          The Company incurred a net loss in 2006 of $(3.5) million. Had the impairment charge been reflected in the Company's earnings, it would have resulted in a net loss of $(3.8) million, a change of 10.1%.

     o The Company's cash flow for the year would not have been affected had the impairment charge been taken.

o did have a material effect on the Systems segment's financial statements including the balance sheet, statement of income or statement of cash flows;

     o The segment's assets, as reflected on the December 31, 2006 balance sheet were $16.0 million. Had the impairment charge been taken, the segment's assets at that date would have been $15.6 million, a change of 2.5%. The segment's liabilities would not have been affected had a charge been taken. The segment's negative equity, as reflected on the balance sheet was $1.5 million. Had the impairment charge been taken, the segment's equity would have been a negative $1.9 million, a change of 26.7%.

     o The segment incurred a pre-tax loss of ($14,000) in 2006. Recognition of the impairment charge would have resulted in a pre-tax loss of ($446,000) in 2006, a change of 50.8%.

     o The segment's cash flow for the year would not have been affected had the impairment charge been taken.

We believe it is significant that our analysts do not concentrate on the Systems segment because it is the Engineering segment that drives the value of the Company.

o    did not reverse any preexisting trends or mask a change in earnings;

     o The Company's operating income changed from $4.4 million in 2004, to $8.6 million in 2005, to an operating loss of $(3.6) in 2006.
          Recognition of the goodwill impairment would have resulted in an operating loss of $(4.0) million in 2006, which would not have materially impacted the Company's trend in its operating income.

     o The Company's net income changed from $2.4 million in 2004, to $4.8 million in 2005, to a net loss of $(3.5) million in 2006. Recognition of the goodwill impairment would have resulted in a net loss of $(3.8) million in 2006, which would not have materially impacted the Company's trend in earnings.

                                       8

o    did not affect the Company's working capital;

     o    The Company's working capital at December 31, 2006 was $40.9 million.
          If the impairment charge had been taken, the Company's working capital would not have changed.

o    did not affect the Company's cash or liquidity position;

     o Neither Company's cash nor its liquidity position would have been affected had the Company taken the non-cash impairment charge.

o had no quantitatively material effect on any financial statement item that is material to the Company;(2)

     o The financial statement items, and the impact of the charge, are as follows:

          Financial Statement Item      December 31, 2006      December 31, 2006      Percent
             ($ in thousands)          Financial Statements   Financial Statement     Change
                                          Without Charge          With Charge

          Revenue                             $303,090                $303,090          0.0%
          Gross Profit                        $ 26,264                $ 26,264          0.0%
          Operating Loss                      $ (3,620)               $ (4,052)        11.9%
          Net Income                          $ (3,486)               $ (3,836)        10.1%
          Working Capital                     $ 40,862                $ 40,862          0.0%
          Diluted EPS                         $  (0.13)               $  (0.14)         7.7%
          Assets                              $106,200                $105,800          0.4%

          While the change in Operating Loss, Net Income and Diluted EPS may be viewed as material, as we discuss below, the impact of the impairment charge, when all factors are taken into account is not material.

o had no material effect on the financial statements on line items taken as a whole;



----------
(2) See SAB 99 text accompanying nn. 14-15 (explaining that the question whether errors "materially misstate the financial statements taken as a whole" requires consideration of "the significance of an item to a particular entity" and "the effect of the misstatement on the financial statements taken as a whole")
(citing Concepts Statement No. 2).

                                       9

     o As demonstrated above, had the charge been taken, it would have had a quantitatively material effect on two line items in the Company's financial statements, i.e. Operating Loss and Net Income. However, on other line items, such as Gross Profit and Working Capital, there was minimal or no effect, and the effect on the Company's financial statements taken as a whole was immaterial, particularly given that the Systems segment represented approximately 2.4% of the Company's operating income.

o did not obscure a failure by the Company to meet analysts' consensus expectations;

     o Analyst's expectations for 2006 were $(.13) per share, primarily due to the Company incurring approximately $15 million in losses on two fixed price contracts in its Engineering segment. And in fact, the Company had a loss for 2006 of $(.13) per share. Recognition of the non-cash goodwill impairment charge would have resulted in a loss per share of $(.14). The difference is not material. In addition, the Company's three analysts rarely, if ever, mention the Systems segment as it is such a small part of the Company's business.

o did not concern a segment or other portion of the Company's business that has been identified as playing a significant role in the Company's operations or profitability;

     o Over the last three years, 2004, 2005 and 2006, aggregate net sales of the Systems segment represented only 7.8% of the Company's aggregate net sales of $685.6 million over the same period of time.

     o Over the last three years, 2004, 2005 and 2006, the aggregate operating losses of the Systems segment represented only 2.4% of the Company's aggregate operating income of $9.5 million over the same period of time.

o    did not convert a loss into income or vice versa;

     o The Company recognized a net loss of $(3.5) million in 2006. Had a charge been taken, it would have recognized a net loss of $(3.8) million.

o did not affect the Company's compliance with loan covenants, affect the Company's contractual relationship with any creditor, or affect any other contractual requirements to which the Company is subject;

     o The Company's loan documents did not include any covenant that would have been violated had the Company taken the impairment charge in 2006. Likewise, the Company is not a party to any contract that would have been impacted in any way by taking the impairment charge in 2006.

o    was not the result of fraud or intentional misconduct;

     o    The Company has not engaged in any fraud or intentional misconduct.

o    did not affect the Company's compliance with regulatory requirements;

     o Not taking the charge in 2006 did not impact the Company's compliance with regulatory requirements.

o    did not conceal an unlawful transaction;

     o    The Company has not engaged in any unlawful transaction.

o did not impact the total compensation of the Company's current or former Chief Executive Officer or Chief Financial Officer.

     o In 2006, the CEO, the CFO, and the President of the Systems segment were all subject to a bonus plan that provided for a bonus based on earnings per share. However, the Company lost money in 2006 and no bonuses were paid to any corporate officer or to any officer within the Systems segment.


     In reviewing these factors, the Company notes that some factors favor a finding of materiality while others do not. For instance, had the Company taken the charge in 2006, it would have increased its operating loss by 11.9% and increased its net loss by 10%. However, it would not have impacted or changed any financial trends. In addition, this was a non-cash charge and had no effect on the Company's working capital or liquidity, during a period in which the Company incurred a loss on two fixed-price contracts totaling approximately $15 million and had a net loss of $3.5 million. The Systems segment is a very small part of the Company's business, and a $432,436 charge would have had minimal impact on the financial statements of the Company taken as a whole. In determining materiality, consideration should also be given to qualitative factors.

     In this regard, we note that the failure to take the charge was not the result of fraud or intentional misconduct nor did it impact the Company's compliance with regulatory or contract requirements. In addition, the failure to take the charge in 2006 did not positively impact any bonus or other compensation payable to the Company's Chief Executive Officer or Chief Financial Officer or to the President of the Systems segment.

     The framework provided by SAB 99 (text accompanying n.5) requires issuers to consider both quantitative and qualitative factors in analyzing materiality:

     "An assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both the "quantitative" and "qualitative" factors in assessing an item's materiality.

     The test for determining the adequacy of a disclosure focuses on the disclosure as a whole. Disclosure is inadequate only if the "total mix" of information available to an investor is inadequate. In this situation, the factors favoring a finding of immateriality are far more significant than those that favor a finding of materiality. This is particularly true given that the Systems segment is a very small portion of the Company's business, representing only 2.4% of the Company's aggregate operating income over the last three years, 2004, 2005, and 2006. The Company believes that the total mix of information available to the investing public was adequate and that the Company's action in not taking the goodwill charge in 2006 would not have impacted an investor's decision to purchase or sell ENGlobal stock.

     3. You state that the estimated value of your systems unit based on your revised valuation analysis as of December 31, 2006 was $20 million. It is unclear how you arrived at this amount based on Exhibit D to your response dated December 17, 2007. Please clarify.

     Due to the Company's adoption of the Net Present Value method as described in our response to Comment 2, we have determined not to rely on the valuation analysis provided with our December 17, 2007 response.

     4. The financial information provided in Note 8 of your Form 10-Q for the quarter ended September 30, 2007 indicates that you continue to record operating losses in the Systems segment in 2007. In light of this, please help us understand how you are arriving at the projected EBITDA amounts included in your analysis. Please tell us the historical EBITDA amounts related to this entity for the nine months ended September 30, 2007.

     The EBITDA amounts included in our analysis of the 2006 goodwill impairment were derived from the Systems segment 2007 budget less appropriate Corporate stewardship fee allocation. This budget was the source of the information available to us at the time the Company was conducting our original 2006 goodwill impairment testing.

     There are several significant factors that led to the Systems segment's 2007 financial results not meeting projections. The projections included five very large projects that were originally bid early in 2006 with work commencing at the end of 2006 and currently scheduled for completion in 2008. During 2006, while we were performing those projects, the rebuilding and repair related to damages as a result of two major hurricanes impacting the Gulf Coast created an unanticipated shortage of available experienced labor which caused an increase in labor hourly rates of approximately 25%. During that same period, most material costs unexpectedly increased approximately 8% to 10% with the exception of copper wiring which increased 300%. Because these were fixed price contracts, the customers rejected any change orders in connection with these unexpected increases. (To address this issue in the future, Systems now obtains a hard dollar bid from the vendor for material costs or includes a percentage increase in the costs at the time of bid.)

     A calculation of EBITDA for the Systems segment at the nine months ended September 30, 2007, with appropriate stewardship fees allocated to the Systems segment, is as follows (rounded to thousands):

     Actual EBITDA without Stewardship Fees                   $  (11)
              Less Directly Related Stewardship Fees          $  386
                                                              ------
     Systems Segment EBITDA for September 30, 2007            $ (397)

     In regard to the timing of testing for impairment, we brought in new management and acquired assets of an existing business in order to bolster the results of the Systems segment. These improvements take time to manifest. Our 2007 budget also supported allowing the Systems segment time to see if the efforts made toward improvement would pay off. There were no specific triggering events that would indicate the need for an interim examination of goodwill impairment. Based on the actual EBITDA for the first nine months of 2007, if the Systems segment were to have met its budgeted EBITDA in the fourth quarter of 2007, its performance would have been positive.

     5. We remind you that paragraph 25 of SFAS 142 states that use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated. Please help us understand how you determined the three companies you chose were comparable in light of the significant differences in size. Specifically, you reported revenues for the systems segment of approximately $25 million in 2006 and approximately $16 million for the nine months ended September 30, 2007. Your analysis in Exhibit D shows revenues for Honeywell, Inc. and The ABB Group to be approximately $24 to $25 billion as well as the revenues of Powell Industries to be approximately $410 million. Please advise.

     As stated in the answer to Comment 3, the Company is relying on the Net Present Value analysis provided in Comment 2, rather than on comparables.

Note 18 - Segment Information. Page 71
--------------------------------------

Background Information:
-----------------------

     At the end of May 2007, our former CEO retired. Although our new CEO had been Chairman of the Board, he had deferred to the CEO with respect to operational matters. When he became the new CEO and Chief Operating Decision Maker (CODM), he did not make management or reporting changes immediately, but instead, began an assessment of the Company's business organization and management structure. During the third quarter of 2007, the CODM decided that, beginning with the fourth quarter of 2007, he would receive reports based on four segments. This decision was based on a number of factors, including

     o growth in certain areas of the business that had previously been too small to justify being treated as a separate segment;

     o the CODM's view of how various Company activities performed integrated functions;

     o the growth in certain companies that the Company had acquired, in some cases due to new management, and in others, due to market conditions; and

     o the new CEO's view of the interplay between each of the components of the Company's business.

     In line with this decision, the four segments formed the basis for the 2008 budget and they are the basis for the information that the CODM and the Board of Directors will receive. The Company believes that reporting in four segments, beginning with the 2007 Form 10-K, rather than two, provides superior disclosure to management and, in accordance with SFAS 131, to the Company's shareholders. In addition, the results for 2005 and 2006 will also be recast in the Form 10-K for 2007 with the same four segments shown for comparison purposes.

     6. We note your response to prior comment 7. Your response states that you will present four reportable segments in your Form 10-K for the year ended December 31, 2007 as a result of organizational and internal managerial reporting changes during the fourth quarter of 2007. Please address the following:

          o Please tell us what you consider to be your operating segments beginning with the fourth quarter of 2007 under paragraph 10 of SFAS 131 and explain why.

     Currently, ENGlobal's operating segments, based on the reports our CODM began requesting beginning in the fourth quarter of 2007 are:

The Automation Segment:
-----------------------

     The Automation segment provides services related to the design, fabrication and implementation of process controls, advanced automation and information technology projects. The Automation segment's customers are domestic and international oil, gas and power industries. The Company's products are installed by Company personnel who perform final start-up and training services on site. Due to an increase in environmental compliance issues affecting our customers, we believe that this business can be significantly expanded. Accordingly, the CODM has determined that he will oversee the management of this business on a stand-alone basis and that the Company should treat it as a separate segment.

The Construction Segment:
-------------------------

     The Construction segment provides construction management personnel and services in the areas of mechanical integrity, vendor and turnaround surveillance, field support, construction, inspection, and high-tech maintenance. Its customers are refining, utility, chemical, petroleum, petrochemical, oil and gas and power industries throughout the United States. Because of recent growth in this business, and the expectation of significant additional growth, the new CODM determined that this business should be evaluated as a separate segment.

The Engineering Segment:
------------------------

     The Engineering segment provides development, management and execution of projects requiring professional engineering services. The Engineering segment provides these services to the upstream, midstream and downstream energy industries and branches of the U.S. military. The Engineering segment delivers services via its personnel assigned throughout the US and internationally.

The Land Segment:
-----------------

     The Land segment provides land, right of way and regulatory consulting services to energy, utility, transportation, telecommunications, power, mining and government industries. It operates throughout the US and Canada. Initially, this business was reported in the Engineering segment because field services are often performed for Engineering segment customers. Due to the past and anticipated growth in this business, the CODM has determined that it should operate as a separate segment.

          o If you are aggregating any operating segments, please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131;

     The Company does not aggregate any operating segments.

     o Please tell us which legal entities will be included in each of the four segments;

The Automation Segment:
-----------------------

     The Automation Segment is comprised of (i) ENGlobal Automation Group, Inc.
     (EAG) which provides design and implementation of process controls, advanced automation and information technology projects for both domestic and international clients other than those located in Canada, and (ii) ENGlobal Canada ULC (ECAN) which provides the same services for Canadian clients. The Automation Group also includes ENGlobal Systems, Inc. which manufactures products for EAG and ECAN projects. The Company has elected to retain its manufacturing operations in a separate entity to limit its products liability related to fabrication services.

The Construction Segment:
-------------------------

     ENGlobal Construction Resources, Inc. provides the services described above and is the only entity in the Construction segment.

The Engineering Segment:
------------------------

     ENGlobal Engineering, Inc. provides development, management and execution of projects requiring professional engineering services to the upstream, midstream and downstream energy industries. ENGlobal Technical Services, Inc. provides the same services to branches of the U.S. military. The Company retains its governmental operations in a separate entity to limit governmental contract compliance and reporting requirements.

The Land Segment:

     WRC Corporation provides land, right of way and regulatory consulting services to U.S. energy, utility, transportation, telecommunications, power, mining and government industries. WRC Canada provides the same services to Canadian customers.

     o Please provide us with the financial information provided to your CODM and Board of Directors for the fourth quarter of 2007, if available; and

     The financial information provided to our CODM and Board of Directors for the fourth quarter of 2007 is attached as Exhibit E. Because the period end close process is not complete, this information is preliminary in nature.

     o Please provide us with a draft version of the segment note to be included in your Form 10-K for the year ended December 31, 2007.

     A draft version of the financial information to be included in the segment note in our 2007 Form 10-K is included as Exhibit F. Again, because the period end close process is not complete, this information is preliminary in nature.

                  FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007
                  ---------------------------------------------

Management's Discussion and Analysis
------------------------------------

Overview of Systems Segment, page 28
------------------------------------

     7. We note your response to prior comment 11. In a similar manner to your response, please disclose the different reasons why salaries and related expenses decreased. Your explanation should quantify each of the factors leading to the decrease and further explain why certain salary amounts were moved out of the systems segment into direct costs variable and corporate SG&A.

     For the quarter ended June 30, 2007, salaries and related expenses decreased by $535,000, further described as follows:

     Movement of sales personnel salaries to Corporate SG&A - $229,000
          Sales personnel and their costs, including salaries, were re-assigned to our Corporate SG&A in order to allow these individuals to focus their efforts on the entire Company rather than solely on the Systems segment. This move also provided organizational consistency between the Engineering and Systems segments inasmuch as all other sales personnel were already accounted for in this manner. Even though these amounts were allocated to Corporate, they were then allocated in part back to Systems in connection with the Company's allocation of stewardship fees directly supporting a segment.

     Movement of SG&A salaries to direct costs - $133,000
          Salaries previously reported in the Systems segment SG&A were re-classified to direct costs because such costs were identified to be directly related to a particular project or associated with a project support function which may vary based on project workload. The Company is attempting to more closely track costs associated with projects and not simply include them as an overhead or SG&A cost.

     Reduction in Systems Segment Personnel - $173,000
          The Systems segment was able to reduce personnel as a result of reducing the number of specialty components being manufactured and taking advantage of synergies following the ATI acquisition.

     In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

     1. ENGlobal is responsible for the adequacy and accuracy of the disclosure in its filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     3. ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

     4. The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

     If you have any questions regarding these comments, please direct them to John J. Huber of Latham & Watkins, LLP, at 202-637-2242,

ENGlobal Corporation

/s/ Robert W. Raiford

Robert W. Raiford
Chief Financial Officer

Cc:      Ms. Nudrat Salik, Staff Accountant
         Division of Corporation Finance

         Mr. William Coskey, Chairman
         and Chief Executive Officer, ENGlobal

         Mr. Randy Hale, Audit Committee Chairman
         ENGlobal Board of Directors

         Mr. Craig Blevins, CPA
         Hein & Associates

         Mr. Keith Tunnell, CPA
         Hein & Associates

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                                                    ENGlobal Corporation, Inc.                                             Exhibit E
                                                        Management Summary
                                          For the Twelve Months Ending December 31, 2007

($ in Thousands)               1st             2nd            3rd             4th             2007           2007            2007
                             Quarter    %    Quarter   %    Quarter    %    Quarter    %      YTD      %    Budget    %    Variance
                             -------------------------------------------------------------------------------------------------------
REVENUE
   Automation & Systems        $9,953   0.0%  $10,555  0.0    $9,236   0.0%  $10,683  0.0%   $40,427   0.0%  $46,128   0.0% ($5,701)
   Construction & Inspection   13,826   0.0%   19,033  0.0%   26,416   0.0%   26,741  0.0%    86,016   0.0%   47,380   0.0%  38,636
   Engineering                 51,444   0.0    56,972  0.0%   61,689   0.0%   54,885  0.0%   224,991   0.0%  230,219   0.0%  (5,228)
   Land                         6,887   0.0%    7,104  0.0%    7,620   0.0%    8,969  0.0%    30,581   0.0%   26,483   0.0%   4,098
   Eliminations                  (453)  0.0%   (4,088) 0.0%   (8,135)  0.0%   (2,845) 0.0%   (15,521)  0.0%     (664)  0.0%  14,857)
   Total Revenue               81,657 100.0%   89,576 100.0%  96,826 100.0%   98,433 100.0%  366,494 100.0%  349,546 100.0%  16,948
                             -------------------------------------------------------------------------------------------------------

DIRECT COSTS
   Automation & Systems         8,384  10.3%    8,840  9.9%    7,756   8.0%    9,322  9.5%    34,303   9.4%   35,707  10.2%   1,404
     Automation Proposals           2   0.0%       22  0.0%        1   0.0%      (11)(0.0%)       15   0.0%        6   0.0%      (9)
   Construction & Inspection   11,586  14.2%   16,211 18.1%   22,525  23.3%   25,088 25.5%    75,411  20.6%   41,095  11.8% (34,316)
   Engineering                 40,725  49.9%   45,980 51.3%   49,463  51.1%   42,593 43.3%   178,760  48.8%  180,954  51.8%   2,194
     Engineering Proposals         23   0.0%       44  0.0%       39   0.0%       30  0.0%       136   0.0%            0.0%    (136)
   Land                         5,460   6.7%    6,058  6.8%    6,328   6.5%    7,359  7.5%    25,205   6.9%   20,847   6.0%  (4,358)
   Eliminations                  (453) (0.6%)  (4,088)(4.6%)  (8,135) (8.4%)  (2,845)(2.9%)  (15,521) (4.2%)    (664) (0.2%) 14,857
                             -------------------------------------------------------------------------------------------------------
   Total Direct Costs          65,727  80.5%   73,067 81.6%   77,977  80.5%   81,536 82.8%   298,309  81.4%  277,945  79.5% (20,364)
                             -------------------------------------------------------------------------------------------------------
GROSS MARGIN                   15,930  19.5%   16,509 18.4%   18,849  19.5%   16,897 17.2%    68,185  18.6%   71,601  20.5%  (3,416)

VARIABLE LABOR
   Automation & Systems           711   0.9%      431  0.5%      594   0.6%      541  0.5%     2,277   0.6%    2,065   0.6%    (212)
     Automation Proposals          74   0.1%      151  0.2%      110   0.1%       94  0.1%       429   0.1%      451   0.1%      22
   Construction & Inspection      159   0.2%      176  0.2%      212   0.2%      304  0.3%       853   0.2%      141   0.0%    (712)
   Engineering                  1,131   1.4%    1,079  1.2%    1,099   1.1%      968  1.0%     4,277   1.2%    4,288   1.2%      11
     Engineering Proposals        400   0.5%      283  0.3%      287   0.3%      512  0.5%     1,483   0.4%    1,738   0.5%     255
   Land                           177   0.2%      168  0.2%      207   0.2%      209  0.2%       761   0.2%      600   0.2%    (161)
                             -------------------------------------------------------------------------------------------------------
   Total Variable Labor         2,652   3.2%    2,288  2.6%    2,509   2.6%    2,628  2.7%    10,080   2.8%    9,283   2.7%    (797)
                             -------------------------------------------------------------------------------------------------------
GROSS PROFIT                   13,278  16.3%   14,221 15.9%   16,340  16.9%   14,269 14.5%    58,105  15.9%   62,318  17.8%  (4,213)

G&A EXPENSES
   Automation & Systems           845   1.0%      773  0.9%      681   0.7%      711  0.7%     3,009   0.8%    3,689   1.1%     680
   Construction & Inspection      626   0.8%      666  0.7%      791   0.8%      507  0.5%     2,590   0.7%    3,163   0.9%     573
   Engineering                  1,868   2.3%    1,732  1.9%    2,740   2.8%    2,145  2.2%     8,484   2.3%    7,857   2.2%    (627)
   Land                           582   0.7%      575  0.6%      563   0.6%      716  0.7%     2,437   0.7%    3,425   1.0%     988
   Corporate                    3,822   4.7%    3,545  4.0%    3,827   4.0%    3,433  3.5%    14,627   4.0%   19,714   5.6%   5,087
                             -------------------------------------------------------------------------------------------------------
   Total G&A Expenses           7,743   9.5%    7,291  8.1%    8,602   8.9%    7,512  7.6%    31,147   8.5%   37,84 8 10.8%   6,701

NET OPERATING INCOME (LOSS)
   Automation & Systems            13   0.0%      511  0.6%      205   0.2%      109  0.1%       838   0.2%    4,667   1.3%  (3,829)
     Automation Proposals         (76) (0.1%)    (173)(0.2%)    (111) (0.1%)     (83)(0.1%)     (444) (0.1%)    (457) (0.1%)     13
   Construction & Inspection    1,455   1.8%    1,980  2.2%    2,888   3.0%      842  0.9%     7,162   2.0%    2,981   0.9%   4,181
   Engineering                  7,720   9.5%    8,181  9.1%    8,387   8.7%    9,179  9.3%    33,470   9.1%   37,120  10.6%  (3,650)
     Engineering Proposals       (423) (0.5%)    (327)(0.4%)    (326) (0.3%)    (542)(0.6%)   (1,619) (0.4%)  (1,738) (0.5%)    119
   Land                           668   0.8%      303  0.3%      522   0.5%      685  0.7%     2,178   0.6%    1,611   0.5%     567
   Corporate                   (3,822) (4.7%)  (3,545)(4.0%)  (3,827) (4.0%   (3,433)(3.5%)  (14,627) (4.0%) (19,714) (5.6%)  5,087
                             -------------------------------------------------------------------------------------------------------
NET OPERATING INCOME (LOSS)     5,535   6.8%    6,930  7.7%    7,738   8.0%    6,757  6.9%    26,958   7.4%   24,470   7.0%   2,488

OTHER INCOME AND DEDUCTIONS
   Interest Income/(Expense)     (560) (0.7%)    (700)(0.8%)    (636) (0.7%)    (619)(0.6%)   (2,514) (0.7%)      (3) (0.0%) (2,511)
   Other Income/(Expense)               0.0%      515  0.6%      (53) (0.1%)    (118)(0.1%)      344   0.1%      (10) (0.0%)    354
                             -------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES      4,975   6.1%    6,745  7.5%    7,049   7.3%    6,020  6.1%    24,788   6.8%   24,457   7.0%     331

   Tax Provision                1,820   2.2%    2,831  3.2%    3,072   3.2%    1,225  1.2%     8,947   2.4%       40   0.0%  (8,907)
                             -------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)               3,155   3.9%    3,914  4.4%    3,977   4.1%    4,795  4.9%    15,841   4.3%   24,417   7.0%  (8,576)


ENGlobal Corporation                                                                                    Exhibit F

Segment Financial Results
($ in Thousands)

                                           Automation   Construction   Engineering     Land    Corporate    Total
                                           ----------   ------------   -----------     ----    ---------    -----
2007
----
Net sales from external customers            37,766        73,210        224,938      30,581          -    366,495
   per cent of total Net Sales                 10.3%         20.0%          61.4%        8.3%
Operating profit (loss)                         394         7,163         31,851       2,179    (14,627)    26,960
Depreciation and amortization                   754           436          1,910         640        801      4,541
Tangible assets                              16,769        15,109         53,220      11,288      5,689    102,075
Goodwill                                      1,131         2,116         13,186       3,924          -     20,357
Capital expenditures                            398            24          1,123           7        621      2,173

2006
----
Net sales from external customers            34,888        35,545        215,890      16,768          -    303,091
   per cent of total Net Sales                 11.5%         11.7%          71.2%        5.5%
Operating profit (loss)                         580         1,579          6,195         715    (12,690)    (3,621)
Depreciation and amortization                   483           234          1,705         457        512      3,391
Tangible assets                              17,431         9,772         44,955       8,303      6,563     87,024
Goodwill                                      1,410         1,515         13,040       3,238          -     19,203
Capital expenditures                            384         1,122          1,948         167        840      4,461

2005
----
Net sales from external customers            18,311        21,898        193,376           -          -    233,585
   per cent of total Net Sales                  7.8%          9.4%          82.8%        0.0%
Operating profit (loss)                         (42)        1,288         16,815           -     (9,475)     8,586
Depreciation and amortization                   106           197          1,055           -        479      1,837
Tangible assets                               5,896         5,167         46,999           -      2,419     60,481
Goodwill                                      1,131         1,408         12,916           -          -     15,455
Capital expenditures                            280            43          2,417           -        489      3,229
